UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14A

PROXY STATEMENT PURSUANT TO SECTION 14(A)
OF THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO.   )

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☐   Preliminary Proxy Statement   ☐   **Confidential, for Use of the Commission Only (as permitted by Rule**
⊠   Definitive Proxy Statement   **14a-6(e)(2))**
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☐   Soliciting Material Pursuant to §240.14a-12

AMERICAN NATIONAL BANKSHARES INC.
(NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

(NAME OF PERSON(S) FILING PROXY STATEMENT, IF OTHER THAN THE REGISTRANT)

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AMERICAN NATIONAL BANKSHARES INC.

628 Main Street, Danville, Virginia, 24541

Notice of Annual Meeting

and

Proxy Statement

Annual Meeting of Shareholders
To Be Held
May 18, 2010

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AMERICAN NATIONAL BANKSHARES INC.
628 Main Street
Danville, Virginia 24541

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
To be held May 18, 2010

Notice is hereby given that the Annual Meeting of Shareholders of American National Bankshares Inc. (the "Company") will be held as follows:

Place: *The Wednesday Club*
       1002 Main Street
       Danville, Virginia 24541

Date: *May 18, 2010 at 9:00 a.m.*

The Annual Meeting is being held for the following purposes:

1. To elect three Class II directors of the Company to serve three-year terms expiring at the 2013 Annual Meeting.

2. To elect one Class III director of the Company to serve a one-year term expiring at the 2011 Annual Meeting.

3. To approve an amendment to the Articles of Incorporation of the Company to increase the number of authorized shares of common stock from 10,000,000 to 20,000,000 and to increase the number of authorized shares of preferred stock from 200,000 to 2,000,000.

4. To transact any other business that may properly come before the meeting or any adjournment thereof.

Only shareholders of record at the close of business on April 2, 2010 are entitled to notice of and to vote at the Annual Meeting.

It is important that your shares are represented at the meeting. Accordingly, please sign, date, and mail the enclosed proxy in the enclosed postage-paid envelope, whether or not you plan to attend. If you do attend the Annual Meeting, you may revoke your proxy and vote your shares in person.

By Order of the Board of Directors,

William W. Traynham
Secretary

April 12, 2010

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AMERICAN NATIONAL BANKSHARES INC.

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PROXY STATEMENT
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ANNUAL MEETING OF SHAREHOLDERS
MAY 18, 2010

INTRODUCTION

This proxy statement is furnished in conjunction with the solicitation by the Board of Directors of American National Bankshares Inc. (the "Company") of the accompanying proxy to be used at the Annual Meeting of Shareholders of the Company (the "Annual Meeting") and at any adjournment thereof. The meeting will be held on Tuesday, May 18, 2010, 9:00 a.m., at The Wednesday Club, 1002 Main Street, Danville, Virginia, 24541, for the purposes set forth below and in the Notice of Annual Meeting of Shareholders. The approximate mailing date of this proxy statement and the enclosed proxy is April 12, 2010.

Voting Rights of Shareholders

Only shareholders of record at the close of business on April 2, 2010, are entitled to notice of and to vote at the Annual Meeting or any adjournment thereof. As of the close of business on April 2, 2010, there were 6,123,275 shares of the Company's common stock outstanding and entitled to vote at the Annual Meeting. The Company has no other class of stock outstanding. Each share of common stock entitles the record holder thereof to one vote upon each matter to be voted upon at the Annual Meeting.

A majority of the votes entitled to be cast, represented in person or by proxy, will constitute a quorum for the transaction of business. Shares, for which the holder has elected to abstain or to withhold the proxy's authority to vote on a matter, and broker non-votes, will count toward a quorum but will not be included in determining the number of votes cast with respect to such matter.

Revocation and Voting of Proxies

Execution of a proxy will not affect a shareholder's right to attend the Annual Meeting and to vote in person. Any shareholder who has executed and returned a proxy may revoke it by attending the Annual Meeting and requesting to vote in person. A shareholder may also revoke his or her proxy at any time before it is exercised by filing a written notice with the Company or by submitting a proxy bearing a later date. Proxies will extend to, and will be voted at, any adjourned session of the Annual Meeting.

Solicitation of Proxies

The cost of solicitation of proxies will be borne by the Company. Solicitation is being made by mail, and if necessary, may be made in person or by telephone, or special letter by officers and employees of the Company or its banking subsidiary, American National Bank and Trust Company (the "Bank"), acting on a part-time basis and for no additional compensation.

PROPOSALS ONE AND TWO – ELECTION OF DIRECTORS

The Company's Board of Directors currently consists of thirteen persons. The Board is divided into three classes (I, II and III), each class as nearly equal in number as possible. The term of office for the Class II directors will expire at the Annual Meeting and the nominees to serve as Class II directors are set forth below. Each of the Class II nominees currently serves as a director of the Company. If elected, the Class II nominees will serve until the 2013 Annual Meeting of Shareholders and until their respective successors are duly elected and qualified. The Board has also nominated E. Budge Kent, Jr., currently a Class II director, to serve as a Class III director for a one-year term expiring at the 2011 Annual Meeting.

Mr. Fred B. Leggett, Jr. will retire from the Board of Directors pursuant to the Company's retirement policy for directors. His retirement will be effective with the 2010 Annual Meeting of Shareholders.

The persons named in the accompanying proxy will vote for the election of the nominees named below unless authority is withheld. If for any reason the persons named as nominees below should become unavailable to serve, an event that management does not anticipate, proxies will be voted for such other persons as the Board of Directors may designate.

The Board of Directors recommends the nominees, as set forth below, for election. The Board of Directors recommends that shareholders vote FOR these nominees. The election of each nominee requires the affirmative vote of a plurality of the shares of the Company's common stock cast in the election of directors.

The names of the nominees for election and the other continuing members of the Board of Directors, their principal occupations and qualifications to serve as directors, their ages as of December 31, 2009, and certain other information with respect to such persons are as follows:

Name	Principal Occupation	Age	Director Since
Nominees for election as Class II directors to continue in office until 2013			
Fred A. Blair	President of Blair Construction, Inc. (general contractor), Gretna, VA.	63	1992
	Mr. Blair brings experience as a small business owner, including his knowledge of and experience in commercial construction and development in the Company's market areas.		
Frank C. Crist, Jr., D.D.S	President of Brady & Crist Dentist, Inc Lynchburg, VA.	64	2006
	Dr. Crist brings knowledge about the Lynchburg market area where he has built a successful dental practice, as well as investments in other businesses and real properties in the area. He also brings his prior experience as a director and, ultimately, Chairman of the board of directors of a community bank.		

Name	Principal Occupation	Age	Director Since
Claude B. Owen, Jr.	Retired Chairman and CEO of DIMON Incorporated (leaf tobacco dealer), Danville, VA. Mr. Owen brings broad experience in the management and oversight of public companies, including past service as Chairman and CEO of a publicly traded leaf tobacco dealer and as Chairman of a publicly traded grocery wholesaler. He also has significant experience in finance, strategic planning and corporate governance, which provides the Board with a substantial resource.	64	1984
Nominee for election as a Class III director to continue in office until 2011			
E. Budge Kent, Jr. (1)	Retired as Senior Adviser to the Bank, serving from January 2006 to April 2008. Prior thereto, Executive Vice President of the Company and Executive Vice President and Chief Trust and Investment Officer of the Bank. Mr. Kent brings experience obtained over a career with the Company and Bank, with broad expertise and experience in investments, trust business development, and risk management, major areas of the Bank's operations.	70	1979
Directors of Class I to continue in office until 2012			
Ben J. Davenport, Jr.	Chairman, First Piedmont Corporation (waste management), Chatham, VA. Chairman, Davenport Energy Inc. (petroleum distribution), Chatham, VA. Mr. Davenport brings his broad experience and perspective as an entrepreneur, owning and operating several highly successful businesses within the Company's market area. Having chaired the board of a major state university and the state chamber of commerce, he also brings strong experience in public policy.	67	1992

Name	Principal Occupation	Age	Director Since
Michael P. Haley	Adviser to Fenway Partners, Inc. (private equity investments), New York, NY, since April 2006. Executive Chairman, Coach America (surface transportation), Dallas, TX, since September 2007. Retired Chairman, MW Manufacturers, Inc. (window manufacturer), Rocky Mount, VA, since June 2005; prior thereto, Chairman from January 2005 to June 2005, and President and Chief Executive Officer from June 2001 to January 2005. Mr. Haley brings high level financial expertise as a former CEO of a publicly traded manufacturing company and as a current adviser to a private equity firm. He also brings experience in operations and risk management and public company corporate governance. His background helps him fill the role of financial expert on the Company's Audit and Compliance Committee.	59	2002
Charles S. Harris	Executive Vice President, Averett University, Danville, VA, since August 2009; Vice President for Student Services, from June 2007 to July 2009; Director of Athletics from May 2004 to May 2007. Partner, Excel Development Systems, Inc. (consulting firm), Greensboro, NC, since 1987. Mr. Harris brings significant operational and financial management experience, including as the Director of Athletics for several universities of various sizes, both public and private. He brings diversity and a different perspective from his work with college students, the future customers for the Bank.	59	2008

Name	Principal Occupation	Age	Director Since
Franklin W. Maddux, M.D.	Senior Vice President, Chief Medical Information Officer, Fresenius Medical Care North America, Waltham, MA, since November 2009. Founder and Chief Medical Officer, Specialty Care Services Group (healthcare services), Nashville, TN, from July 2006 to November 2009. President and Chairman, Maddux Consulting, Inc. (medical consulting), Danville, VA, since September 2005. Chairman, Gamewood, Inc. (information technology service), Danville, VA, since 1991. President and Chairman, Danville Urologic Clinic from 1995 to 2005. Dr. Maddux has significant and varied experience as a practicing physician, the chief executive of a medical clinic, the founder of an internet service provider and a health information technology company. He brings an entrepreneurial perspective, as well as risk management and strategic planning experience.	52	2002
Directors of Class III to continue in office until 2011			
H. Dan Davis	Retired Executive Vice President of the Company and Senior Vice President of the Bank. Mr. Davis brings considerable experience in the financial services industry including serving as CEO of a savings bank in the Company's market areas. He brings operational risk management and financial accounting knowledge.	72	1996
Lester A. Hudson, Jr., Ph.D.	Professor and Wayland H. Cato Chair of Leadership, McColl School of Business, Queens University of Charlotte, Charlotte, NC. Dr. Hudson brings broad experience as a chief executive of public and private companies, business school professor and lead director of a major public utility. He also brings significant teaching expertise in the areas of management, leadership, and strategic planning.	70	1984

Name	Principal Occupation	Age	Director Since
Charles H. Majors (1)	President and Chief Executive Officer of the Company and the Bank.	64	1981
	Mr. Majors brings his long tenure and experience as the CEO of the Company. His prior experience as a practicing corporate attorney provides significant expertise in risk management, regulatory, and legal issues.		
Martha W. Medley	Partner of Daniel, Medley & Kirby, P.C. (attorneys at law), Danville and Martinsville, VA.	53	2008
	Mrs. Medley brings her legal expertise to the issues facing the Company, especially in the areas of risk management and trust and estates. She also brings experience in non-profit organizations in the Company's market areas, as well as a woman's perspective to the Board.		

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(1) Indicates those directors not considered to be independent.

Executive Officers

The information on the Company's executive officers, who are not directors, is disclosed in Part I, Item 1, of the Company's Annual Report on Form 10-K for the year ended December 31, 2009, which was mailed with this proxy statement.

Board Independence

The Company's Board of Directors has determined that, except for Mr. Majors and Mr. Kent, each director is independent within the director independence standard of the NASDAQ Stock Market LLC ("NASDAQ"), as currently in effect, and within the Company's director independence standards, as established and monitored by the Company's Corporate Governance and Nominating Committee.

Board Members Serving on Other Publicly Traded Company Boards of Directors

Certain of the Company's directors are also directors of other publicly traded companies. Mr. Hudson has been a director of American Electric Power Company, Inc. since 1987. Mr. Haley has been a director of Stanley Furniture Company, Inc. since 2003, and LifePoint Hospitals, Inc. since 2005. Mr. Haley has also served as a director of Ply Gem Holdings, Inc. since 2006. Mr. Davenport was a director of Intertape Polymer Group Inc. from 1994 until 2005.

Board of Directors and Committees

Directors are expected to devote sufficient time, energy, and attention to ensure diligent performance of their duties, including attendance at board, committee, and shareholder meetings. The Board of Directors of the Company met five times during 2009. In accordance with the Company's Corporate Governance Guidelines, the independent directors held four executive sessions during 2009. The Chairman of the Corporate Governance and Nominating Committee presides at such sessions. The Board of Directors of the Bank, which consists of all members of the Company's Board, met eleven times during 2009.

All incumbent directors and director nominees attended at least 75% of the aggregate total number of meetings of the boards of directors and committees on which they served in 2009. Twelve directors attended the 2009 Annual Meeting of Shareholders. The Boards of Directors of the Company and the Bank have established various committees, including the Audit and Compliance Committee, the Operational Risk and Security Committee, the Corporate Governance and Nominating Committee, and the Human Resources and Compensation Committee. Membership and other information on these committees are detailed below.

The **Audit and Compliance Committee** met four times in 2009. This Committee currently consists of Messrs. Blair, Maddux, and Haley. Dr. Maddux serves as the Chairman. The Committee reviews significant audit, accounting and compliance principles, policies and practices; is directly responsible for engaging and monitoring the independent auditors of the Company; and provides oversight of the internal auditing and compliance functions. A more detailed description of the functions of this Committee is contained under the heading "Report of the Audit and Compliance Committee." All of the members of this Committee are considered independent within the meaning of Securities and Exchange Commission ("SEC") regulations, the listing standards of NASDAQ, and the Company's Corporate Governance Guidelines. Mr. Haley, a member of the Committee, is qualified as an audit committee financial expert within the meaning of SEC regulations and the Board has determined that he has accounting and related financial management expertise within the meaning of the listing standards of NASDAQ.

The **Operational Risk and Security Committee** met one time in 2009. This Committee currently consists of Messrs. Davis, Blair, and Harris. Mr. Davis serves as the Chairman. The Committee reviews significant operational risk and security related matters, previously under the purview of the Audit and Compliance Committee. These risks include, but are not limited to, information security, fraud, physical security, insurance, and vendor management. In effect, this Committee focuses on operational and physical risk and the Audit and Compliance Committee focuses on financial and regulatory risk. This Committee was formed after the 2009 Annual Shareholders Meeting and it is expected the Committee will meet at least twice per year.

The **Corporate Governance and Nominating Committee** met four times in 2009. Current members of the Committee are Messrs. Crist, Maddux, and Owen. Mr. Owen serves as the Chairman. The Committee is responsible for developing and implementing policies and practices relating to corporate governance, including reviewing and monitoring implementation of the Company's Corporate Governance Guidelines. In addition, the Committee develops and reviews background information on candidates for the Board and makes recommendations to the Board regarding such candidates. The Committee also supervises the Board's annual review of director independence and oversees the Board's performance self-evaluation. The Committee also reviews and approves the travel related expenses of the Chief Executive Officer. All the members of this Committee are considered independent within the meaning of SEC regulations, the listing standards of NASDAQ, and the Company's Corporate Governance Guidelines.

The **Human Resources and Compensation Committee** met five times in 2009. The Committee currently consists of Messrs. Davenport, Haley, and Hudson. Dr. Hudson serves as the Chairman. This Committee is responsible for establishing and approving the compensation of executive officers of the Company, except for the compensation of the Chief Executive Officer. The compensation of the Chief Executive Officer is reviewed, discussed, and approved by the independent members of the Board of Directors, upon recommendation of the Committee. The Committee also makes recommendations to the Board of Directors regarding promotions, director compensation, and related personnel matters. Reference is made to the "Compensation Discussion and Analysis" section of this proxy statement for further information on the duties and responsibilities of this Committee. No member of the Human Resources and Compensation Committee is a current officer or employee of the Company. All members of this Committee are considered independent within the meaning of SEC regulations, the standards of NASDAQ, and the Company's Corporate Governance Guidelines.

The charters of the Board Committees are available on the Company's website, www.amnb.com. For access to the charters, select the "American National Bankshares Investor Relations" icon, then select "Governance Documents."

Compensation Committee Interlocks and Insider Participation

No member of the Human Resources and Compensation Committee or executive officer of the Company has a relationship that would constitute an interlocking relationship with executive officers or directors of another entity.

Director Nominations Process

The Company's Board of Directors has adopted, as a component of its Corporate Governance Guidelines, a process related to director nominations (the "Nominations Process"). The purpose of the Nominations Process is to describe the manner by which candidates for possible inclusion in the Company's recommended slate of director nominees are selected. The Nominations Process is administered by the Corporate Governance and Nominating Committee of the Board.

The Committee considers candidates for Board membership suggested by its members, other Board members, management, and shareholders. A shareholder who wishes to recommend a prospective nominee for the Board may, at any time, notify the Company's President and Chief Executive Officer or any member of the Committee in writing with supporting material the shareholder considers appropriate. The Committee will decide whether to recommend to the Board the nomination of any person recommended by a shareholder pursuant to the provisions of the Company's bylaws relating to shareholder proposals, as described in the "Shareholder Communications and Proposals" section of this proxy statement.

Once the Committee has identified a candidate, it makes an initial determination whether to conduct a full evaluation of the candidate based on information accompanying the recommendation and the Committee members' knowledge of the candidate, which may be supplemented by inquiries to the person making such recommendation or to others. The preliminary determination is based primarily on the need for additional Board members to fill vacancies or expand the size of the Board and the likelihood that the candidate can satisfy the evaluation factors established in the Corporate Governance Guidelines. The Committee may seek additional information about the candidate's background and experience. The Committee then evaluates the candidate against the criteria in the Company's Corporate Governance Guidelines, including, but not limited to, independence, availability for time commitment, skills such as an understanding of the financial services industry, general business knowledge and experience, all in the context of an assessment of the perceived needs of the Board at that point in time. The Committee does not have a formal policy with respect to diversity on the Board. However, it considers diversity as a prerequisite for adequately representing the interests of the various stakeholders in the Company – shareholders, customers, and employees. The Committee seeks diversity in overall board composition. In the Committee's nominee considerations, diversity is a much broader concept than just the traditional racial and gender dimensions, as it also includes education, geography, business and professional experience and expertise, and civic involvement and responsibility, especially within the Company's market area. In connection with this evaluation process, the Committee determines whether to interview the candidate, and if warranted, one or more members of the Committee will conduct such interview. After completing the evaluation, the Committee makes a recommendation to the Board of Directors as to the persons who should be nominated by the Board, and the Board determines the nominees after considering the recommendation of the Committee.

Corporate Governance and Risk Oversight Practices

In a financial institution, the role of the Board is critical to the success or failure of the enterprise. The Board of the Company is led by its Chief Executive Officer ("CEO"), Mr. Majors, who functions as the de facto Chairman of the Board. The Chairman of the Corporate Governance and Nominating Committee, Mr. Owen, functions as the lead independent director. He chairs the Board in the absence of the CEO or when the Board's independent directors meet in executive session without the CEO. Mr. Owen is a retired Chairman and CEO of a publicly traded tobacco company, and a former non-executive board chairman of another public company, and his background and experience prepares him well for this role. Meetings of the independent directors are held numerous times throughout the year.

This structure has evolved over the past 16 years, during the tenure of Mr. Majors as CEO. In the opinion of the Board, it has served the interests of the shareholders, customers, employees and regulators well, as vouched by the Company's consistently higher than peer average asset quality, earnings, and total return to shareholders.

The Board of Directors of a financial institution is the strategic linchpin in the risk oversight process. Financial institutions deal with credit risk, liquidity risk, interest rate risk, reputation risk, and regulatory risk in the day to day conduct of business. In order to better manage the risk oversight process, in 2009 the Board created a new Operational Risk and Security Committee, which assumed some of the oversight duties previously addressed by the Audit and Compliance Committee. In effect, the Board has one committee to address the financial and regulatory related risks, the Audit and Compliance Committee, and a second committee to address the physical and operational risks, the new Operational Risk and Security Committee. Both committees receive information frequently from the CEO, Chief Financial Officer, internal auditor, compliance officer, other key officers, external auditors, and regulators. In the opinion of the Board, this structure provides for an improved approach to risk oversight.

Corporate governance is, or should be, a constantly evolving and improving process. Companies have to be prepared to adjust to changing circumstances and react appropriately. During 2009, Mr. Majors and the Board began planning for his retirement on an orderly schedule. In December 2009, the Board engaged an outside firm to assist in the succession planning process and the selection of a successor. This process is being directed by a Board committee of independent directors, but the final selection of the new Chief Executive Officer will be determined by the Board. This will be a thorough selection process, which the Board anticipates will be concluded sometime in 2010. The new officer will work directly with Mr. Majors for some period of time, as Mr. Majors disengages slowly from the daily aspects of running the Company and the Bank. At the appropriate time, Mr. Majors will transition to the role of Board Chairman, as the new officer assumes more responsibility. This strategy should make for a smooth and effective transition.

Board Tenure Policy

The Board of the Company has a long-standing policy for the Company and the Bank with respect to the tenure of directors. In summary, it provides for the following:

✓ No director will allow himself to be nominated for reelection to the Board of the Company after reaching the age of 72;

✓ No director will allow himself to be nominated for reelection to the board of the Bank, unless at the time of such reelection he was eligible to serve as a director of the Company;

✓ Any director who retires or resigns from or severs his current employment, or relocates outside the market area of the Bank, will tender his resignation. The Board may accept it, delay acceptance, or decline to accept it;

✓ No inside director will continue to serve as a director after his retirement, resignation or other severance of employment status. However, the Board may waive this requirement if it is deemed in the best interests of the Company or the Bank;

✓ No director will be eligible for reelection if he is absent from all meetings for the 12 month period preceding the Annual Meeting of Shareholders at which such election would be held;

✓ Any former director may be elected as a Director Emeritus for a one year term, but may not serve more than three years or after reaching age 75. A Director Emeritus will be entitled to attend and participate in Board meetings, but will not be eligible to vote and his presence will not be considered in the determination of a quorum.

During 2009, Dr. Maddux changed his employment status and tendered his resignation in compliance with the above policy, which was declined by the Board. Also, during that period, the Board approved Mr. Kent's continued service as an inside director. Mr. Leggett, having reached the age of 72, did not allow his name to be placed in nomination for reelection at the 2010 Annual Meeting. The Company's Governance and Nominating Committee will be recommending to the full Board that Mr. Leggett be elected a Director Emeritus at the Organizational Meeting subsequent to the next Annual Meeting.

SECURITY OWNERSHIP

The table below includes all shareholders of the Company known to management to beneficially own more than 5 percent of the Company's common stock as of December 31, 2009.

Name and Address of Beneficial Owner	Shares of Common Stock Beneficially Owned (#) (1)	Investment Power			Voting Power			Percent of Class (%)
		Shares	Sole	None	Shares	Sole	None	
BlackRock, Inc. 40 East 52nd Street New York, New York 10022 (2)	316,785	-	316,785	-	-	316,785	-	5.18%
Ambro and Company P.O. Box 191 Danville, Virginia 24543 (3)	515,448	515,448	-	-	193,286	-	-	8.43%

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(1)   For purposes of this table, beneficial ownership has been determined in accordance with the provisions of Rule 13d-3 of the Securities Exchange Act of 1934 under which, in general, a person is deemed to be the beneficial owner of a security if he has or shares the power to vote or direct the voting of the security or the power to dispose of or direct the disposition of the security, or if he has the right to acquire beneficial ownership of the security within 60 days.

(2)   This ownership position is related to BlackRock's acquisition of Barclay's Global Investors and certain of its affiliates. This information is based upon information as of December 31, 2009 contained in a Schedule 13G filed with the Securities and Exchange Commission on January 29, 2010.

(3)   Ambro and Company is the nominee name that American National Bank and Trust Company uses to register the securities it holds in a fiduciary capacity for customers. The Bank may not vote the remaining shares, but co-fiduciaries may be qualified for the sole purpose of voting all or a portion of these remaining shares at the Annual Meeting.

11

The following table sets forth, as of March 11, 2010, the beneficial ownership of the Company's common stock by all directors and nominees for director, all executive officers of the Company named in the Summary Compensation Table on page 19 of this proxy statement, and all directors and executive officers of the Company as a group.

Name of Beneficial Owner	Shares of Common Stock Beneficially Owned (1) (#)	
Fred A. Blair	5,976 (2)	*
Frank C. Crist, Jr., D.D.S.	85,684 (2)	1.40
Ben J. Davenport, Jr.	31,653	*
H. Dan Davis	129,514 (2)	2.12
R. Helm Dobbins	19,637 (3) (4)	*
S. Cabell Dudley, Jr.	4,192 (3) (4)	*
Dabney T.P. Gilliam, Jr.	4,195 (3) (4)	*
Jeffrey V. Haley	34,129 (2) (3) (4)	*
Michael P. Haley	5,708	*
Charles S. Harris	250	*
Lester A. Hudson, Jr., Ph.D.	9,987	*
E. Budge Kent, Jr.	50,808 (2) (3)	*
Fred B. Leggett, Jr.	10,241 (2)	*
Franklin W. Maddux, M.D.	1,983	*
Charles H. Majors	108,765 (2) (3) (4)	1.76
Martha W. Medley	100	*
Claude B. Owen, Jr.	15,815 (2)	*
William W. Traynham	4,937 (4)	*
All directors and executive officers as a group (18)	523,574	8.40

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*   Represents less than 1% ownership.

(1)   For purposes of this table, beneficial ownership has been determined in accordance with the provisions of Rule 13d-3 of the Securities Exchange Act of 1934 under which, in general, a person is deemed to be the beneficial owner of a security if he has or shares the power to vote or direct the voting of the security or the power to dispose of or direct the disposition of the security, or if he has the right to acquire beneficial ownership of the security within 60 days.

(2)   Includes shares held by affiliated companies, close relatives, minor children, and shares held jointly with spouses or as custodians or trustees, as follows: Mr. Blair, 159 shares; Dr. Crist, 600 shares; Mr. Davis, 40,704 shares; Mr. Jeffrey V. Haley, 724 shares; Mr. Kent, 1,767 shares; Mr. Leggett, 9,268 shares; Mr. Majors, 3,744 shares; and Mr. Owen, 4,200 shares.

(3)   Includes shares that may be acquired pursuant to currently exercisable stock options: Mr. Dobbins, 17,000 shares; Mr. Dudley, 3,000 shares; Mr. Gilliam, 3,000 shares; Mr. Jeffrey V. Haley, 20,000 shares; Mr. Kent, 9,000 shares; Mr. Majors, 55,000 shares; all directors and executive officers as a group, 107,000 shares.

(4)   Includes shares of restricted stock awarded in January 2010: Mr. Dobbins, 937 shares; Mr. Dudley, 937 shares; Mr. Gilliam, 937 shares; Mr. Jeffrey V. Haley, 937 shares; Mr. Majors, 2,341 shares, Mr. Traynham, 937 shares; all executive officers as a group, 7,026 shares.

**COMPENSATION COMMITTEE REPORT**

The Human Resources and Compensation Committee of the Board of Directors has reviewed and discussed with management the Company's Compensation Discussion and Analysis. Based upon this review and discussion, the Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in the Company's definitive proxy statement on Schedule 14A for its 2010 Annual Meeting, which is incorporated by reference in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2009, as filed with the Securities and Exchange Commission.

Respectfully submitted,

Lester A. Hudson, Jr., Ph.D., Chairman
Ben J. Davenport, Jr.
Michael P. Haley

**COMPENSATION DISCUSSION AND ANALYSIS**

The Company's Executive Compensation Philosophy

The Human Resources and Compensation Committee of the Board of Directors is responsible for establishing and approving the compensation of the executive officers of the Company, except for the compensation of the Chief Executive Officer, which is approved by the independent members of the Board of Directors. The Committee considers a variety of factors and criteria in arriving at its decisions and recommendations for compensation. The Committee's objective is to attract and retain qualified executive officers and to align their interests with those of the Company and its shareholders. Accordingly, a portion of the executive compensation program is designed to motivate and reward achievements that make a positive impact on the Company's profitability and total shareholder return.

Each director who served on the Committee during 2009 qualifies as a "non-employee director" as such term is defined in Rule 16b-3 promulgated under the Securities Exchange Act of 1934 and is an "independent director" as such term is defined in NASDAQ Marketplace Rule 5605(a)(2).

Salary

The base salary of each executive officer named in the Summary Compensation Table (the "named executive officers") is designed to be competitive with that of the Company's peer banks and bank holding companies. In establishing the base salaries for the named executive officers, the Committee relies upon an evaluation of each officer's level of responsibility and performance and on comparative information, including the Virginia Bankers Association's Salary Survey of Virginia Banks and the SNL Bank Compensation Review. In establishing base salaries for named executive officers other than the Chief Executive Officer, the Committee also receives and takes into account the individual compensation recommendations of the Chief Executive Officer. The independent directors collectively evaluate the performance of the Chief Executive Officer in executive session. Subsequently, the Chairman of the Committee meets individually with the Chief Executive Officer to review the results of the evaluation. The salary of the Chief Executive Officer is reviewed, discussed, and approved by the independent members of the Board of Directors in executive session, upon recommendation of the Committee.

Profit Sharing and Incentive Compensation Programs

The Company has a profit sharing program that is designed to recognize and reward the efforts of eligible full-time employees for their contribution toward the attainment of the Company's financial goals. Also, there is an incentive compensation program that is designed to recognize and reward Company officers, including the named executive officers, whose achievements resulted in a positive impact to the Company.

Both the profit sharing program and incentive compensation program were inactive during 2008 due to the economic downturn, which continued into 2009. Due to the continued negative impact of this downturn on the Company's earnings in 2009, the Board of Directors has not fully reactivated the programs. However, in recognition of the aggregate efforts of the Company's employees, the Board approved in late December 2009 an across the board profit sharing distribution to full time employees equal to 1.5% of their earned income for the year ended December 31, 2009. Named executive officers received payments on the same basis as other full time employees.

For 2010 and future years, the Company will establish annually the criteria necessary to determine what awards can be earned under the profit sharing and incentive compensation programs.

In the opinion of the Committee and the Board of Directors, the Company's compensation practices do not encourage excessive or inappropriate risk taking and are not reasonably likely to have a material adverse effect on the Company.

Stock Compensation Plans

The Company maintains the 2008 Stock Incentive Plan ("2008 Plan"), which is designed to attract and retain qualified key personnel, provide employees with a proprietary interest in the Company as an incentive to contribute to the success of the Company, and reward employees for outstanding performance and the attainment of targeted goals. The 2008 Plan was adopted by the Board of Directors of the Company on February 19, 2008 and approved by the shareholders on April 22, 2008 at the Company's 2008 Annual Meeting. The 2008 Plan provides for the granting of restricted stock awards and incentive and non-statutory options to employees and directors on a periodic basis, at the discretion of the Board or a Board designated committee. The 2008 Plan authorized the issuance of up to 500,000 shares of common stock. The 2008 Plan replaced the Company's stock option plan that was approved by the shareholders at the 1997 Annual Meeting, which plan terminated in 2006 (the "1997 Option Plan").

The 2008 Plan is administered by a Committee of the Board of Directors of the Company comprised of independent directors. Under the 2008 Plan, the Committee determines which employees will be granted restricted stock awards and options, whether such options will be incentive or non-statutory options, the number of shares subject to each option, whether such options may be exercised by delivering other shares of common stock, and when such options become exercisable. In general, the per share exercise price of an incentive stock option must be at least equal to the fair market value of a share of common stock on the date the option is granted. Restricted stock is granted under terms and conditions established by the Committee.

Stock options become vested and exercisable in the manner specified by the Committee. Each stock option or portion thereof shall be exercisable at any time on or after it vests and is exercisable until ten years after its date of grant. As of December 31, 2009, 104,353 shares remain exercisable under the 1997 Option Plan and 27,750 shares are exercisable under the 2008 Plan. There were 6,000 stock options awarded in 2009. All options granted in 2009 had multi-year vesting schedules to enhance employee retention.

The summary stock option plan table is included in Part II, Item 5 of the Company's Annual Report on Form 10-K for the year ended December 31, 2009.

Deferred Compensation

The Bank entered into a deferred compensation agreement with Charles H. Majors, Chief Executive Officer, initially as of February 22, 1993, and most recently amended and restated as of December 31, 2008. The agreement requires an annual payment of $50,000 for a period of ten years to Mr. Majors or his designated beneficiary, commencing within three months of his termination of employment or death, whichever occurs first. The amount of this payment is fixed and the funds for this payment are not established in an account that allows for additional contributions or earnings growth. Payments under this agreement are independent of, and in addition to, those under any other plan, program, or agreement between Mr. Majors and the Company or the Bank. There are no deferred compensation arrangements with any of the other named executive officers.

Retirement Plan

Through December 31, 2009, the Company's retirement plan was a non-contributory defined benefit pension plan that covered all full-time employees of the Company who were 21 years of age or older and who had at least one year of service. Advanced funding was accomplished by using the actuarial cost method known as the collective aggregate cost method.

As of December 31, 2009, the normal retirement benefit formula was 1.3% per year of service multiplied by average compensation, plus .65% per year of service multiplied by average compensation in excess of social security covered compensation, with years of service limited to 35. At normal retirement, the monthly benefit is calculated based on any consecutive five-year period that will produce the highest average rate of basic monthly compensation. Basic monthly compensation includes salary but excludes profit sharing and incentive compensation. This benefit is based on a straight life annuity assuming retirement at age 65. Annual compensation for 2009 is limited to $245,000 by Internal Revenue Service regulations. Cash benefits under the plan generally commence on retirement at age 65, death, or termination of employment, although reduced benefits may commence as early as age 55 with the completion of 10 years of service. Partial vesting of the retirement benefits under the plan occurs after three years of service and full vesting occurs after seven years of service. As of December 31, 2009, the named executive officers have completed the following years of credited service under the retirement plan: Mr. Majors, 17; Mr. Jeffrey V. Haley, 13; Mr. Dobbins, 7; Mr. Dudley, 4 and Mr. Gilliam, 9. No credited service has been awarded other than based on actual years of employment.

The plan was closed to new participants at December 31, 2009. On that date, the Company converted the plan to a cash balance plan. Participants will earn each year, with some adjustments, income based on the ten year U. S. Treasury note yield established at December 31 of the prior year. The Company expects this change will reduce the on-going cost of the program.

401(k) Employee Savings Plan

The Company sponsors a 401(k) Employee Savings Plan in which all full-time employees (age 21 and older) are eligible to participate. Prior to 2010, the Company matched 50% of employee contributions on the first 6% of earned compensation. Effective January 1, 2010, the Company matches 100% of employee contributions on the first 3% of earned compensation and 50% of employee contributions of the second 3% of earned compensation. Perquisites received by executive officers are not included as earned compensation under this plan. While employee contributions are immediately vested, the Company's contributions at or prior to December 31, 2009 are subject to a stated vesting schedule. Effective January 1, 2010, the Company's contributions will not be subject to a vesting schedule.

15

Perquisites

The Company provides the Chief Executive Officer with an automobile and reimburses him for the cost of fuel and maintenance for the vehicle. Additionally, the Company reimburses him for the estimated amount of personal income tax on his personal use of the vehicle. The value of this perquisite is included in the Summary Compensation Table.

Other Benefit Plans

Executive officers participate in the Company's benefit plans on the same terms as other employees. These plans include medical, dental, life, and disability insurance. The Company provides life insurance coverage equal to four times the employee's salary for all eligible employees. Coverage in excess of $50,000 is subject to taxation based on Internal Revenue Service guidelines.

Executive Severance Agreements

The Company recognizes that, as a publicly held company in the financial services industry, there exists the possibility of a change in the control of the Company. In order to minimize such uncertainty among executive management, and to promote continuity in the event of a change in control and protect the interest of the shareholders, the Company has entered into change in control agreements with each of the named executive officers.

In general, "change in control" is defined in the agreements as a change in the majority composition of the Board of Directors over a 24-month period; a change in the ownership of a majority of the Company's voting stock, or a sale of a majority of the Company's assets. The terms of each agreement generally reflect provisions used in current industry practice for executive officers of financial institutions. The terms of the agreements are effective upon a change in control and for three years thereafter. The agreements provide that each executive officer's base salary and profit sharing and incentive compensation cannot be reduced during such three-year period.

Each agreement also provides for the executive officer to receive continued salary and benefits if his employment is terminated "without cause" (as such term is defined in the agreement) during the term of the agreement. If employment is terminated during the first year after a control change, the Chief Executive Officer will receive continued salary and benefits for 24 months after such termination and the other executive officers will receive continued salary and benefits until the second anniversary of the change in control. If the termination of employment occurs more than 12 months after the control change, the Chief Executive Officer will receive continued salary and benefits until the third anniversary of the control change and the other executive officers will receive continued salary and benefits until the earlier of the first anniversary of termination of employment or the third anniversary of the control change.

The agreements also provide for continued salary and benefits if the executive officer resigns under certain circumstances. Beginning in the fourth month after a control change, and through the twelfth month after the transaction, each executive officer may resign for any reason and receive continued salary and benefits for 24 months (in the case of the Chief Executive Officer) or 12 months (in the case of the other executives). After the first anniversary of the control change, an executive officer may resign and receive continued salary and benefits for the same period (but not beyond the third anniversary of the control change) if his resignation is on account of a reduction in the executive's compensation, a required relocation of his office more than thirty miles from Danville, Virginia, or a reduction in the duties or title assigned to him as of the first anniversary of the control change.

In all events, the amounts payable under the agreements are governed by two limitations. First, no amounts will be paid under an agreement for any period after the executive attains age 65. Second, no amounts will be paid under an agreement to the extent that the benefits would exceed Internal Revenue Code limits.

Potential Payments upon Termination or Change in Control

Of the named executive officers, only the Chief Executive Officer would receive payments in the event of retirement or termination unrelated to a change in control. If Mr. Majors' employment had terminated on December 31, 2009, due to a change in control or otherwise, he would receive annual payments of $50,000 for ten years under the terms of the deferred compensation agreement discussed in the "Deferred Compensation" section of this proxy statement.

If a change in control had occurred on December 31, 2009, and the named executive officers were terminated on that same date, the benefits that would be payable to each of the named executive officers under the terms of their executive severance agreements are identified in the following table. This hypothetical scenario would require payment of salary and bonus and coverage under the Company's healthcare, other insurance benefits, and pension plans through December 31, 2011. The benefits payable under any other change in control termination scenario would be less than or equal to the amounts shown.

Name	Salary (24 months) $	Non-Equity Incentive Plan Compensation (24 months) $	Other (24 months) $	Change in Pension Value (Lump sum) $
Charles H. Majors (1)	728,000	-	30,775	537,778
William W. Traynham	292,000	-	11,784	-
Jeffrey V. Haley	314,496	-	18,215	179,718
R. Helm Dobbins	280,802	-	11,740	115,400
S. Cabell Dudley, Jr.	270,000	-	22,466	93,678
Dabney T.P. Gilliam, Jr.	254,616	-	18,062	118,098

_____

(1) Excludes annual payments of $50,000 for ten years, which are payable under the terms of a deferred compensation agreement and are not exclusive to a change in control.

The salary calculations are based on annualized salary amounts in effect as of December 31, 2009, which are then multiplied by two to reflect the continuation of such amounts for a period of 24 months. There was no non-equity incentive compensation paid in 2009. The information in the Other column is estimated as twice the amount provided to the executive officer in 2009 for healthcare, other insurance benefits and 1.5% profit sharing distribution. The change in pension value is estimated as twice the 2009 amount reflected in the "Summary Compensation Table."

Tax and Accounting Considerations

The Company's practice is to expense salary, bonus and incentive compensation, and benefit costs as they are incurred for tax and accounting purposes. Salary, bonus and incentive compensation, and some benefit payments are taxable to the recipient as ordinary income. The tax and accounting treatment of the various elements of compensation is not a major factor in the Company's decision making with respect to executive compensation. To maintain flexibility in compensating executive officers in a manner designed to promote varying corporate goals, the Committee has not adopted a policy requiring all compensation to be deductible.

Security Ownership Guidelines and Hedging of Securities

The Company does not have any formal security ownership guidelines for executive officers, but all of our executive officers own a number of shares with some having substantial ownership. The Committee has recently adopted a policy which requires that any grants of restricted stock to executive officers be held by the grantee as long as he is employed by the Company. The Company does not have any policies regarding our executive officers' hedging the economic risk of ownership of our shares.

Financial Restatement

The Board of Directors does not have a policy with respect to adjusting retroactively any cash or equity based incentive compensation paid to the Company's executive officers where payment was conditioned on achievement of certain financial results that were subsequently restated or otherwise adjusted in a manner that would reduce the size of an award or payment, or with respect to recovery of any amount determined to have been inappropriately received by an individual executive. If such a restatement were ever to occur, the Board would expect to address such matters on a case-by-case basis in light of all of the relevant circumstances.

COMPENSATION TABLES

Summary Compensation Table

The following table reflects total compensation paid to or earned by the named executive officers for the periods indicated below. The Company had no executive officers other than those named in the table.

In accordance with recent changes in disclosure rules by the SEC, the amounts in the column for option awards reflect the grant date fair market value of the stock options. Assumptions made in the calculation of these amounts are contained in Note 13 to the Company's audited financial statements for the year ended December 31, 2009, included in the Company's 2009 Annual Report on Form 10-K.

Name and Principal Position	Year	Salary (3) ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Non-Qualified Deferred Compensation Earnings (4) ($)	All Other Compensation ($)	Total ($)
Charles H. Majors	2009	378,000	-	-	-	-	268,889	27,154	674,043
President and Chief Executive Officer	2008	361,846	-	-	79,600	-	82,631	21,007	545,085
of the Company and the Bank	2007	347,308	-	-	-	23,016	61,224	19,129	450,677
William W. Traynham									
Senior Vice President and Chief									
Financial Officer	2009	116,055	-	-	27,780	-	-	9,277	153,112
of the Company; Executive Vice President and	2008 (1)								
Chief Financial Officer of the Bank	2007 (1)								
Jeffrey V. Haley									
Senior Vice President of the Company;	2009	163,296	-	-	-	-	89,859	14,006	267,161
Executive Vice President and President of Trust	2008	156,318	-	-	23,880	-	19,728	11,208	211,134
and Financial Services of the Bank	2007	149,908	-	-	-	9,935	14,381	10,926	185,150
R. Helm Dobbins									
Senior Vice President of the Company;	2009	145,801	-	-	-	-	57,700	10,244	213,745
Executive Vice President and Chief	2008	139,570	-	-	23,880	-	19,728	11,208	194,386
Credit Officer of the Bank	2007	133,847	-	-	-	8,870	13,099	7,909	163,725
S. Cabell Dudley, Jr.									
Senior Vice President of the Company;	2009	140,192	-	-	-	-	46,839	15,439	202,470
Executive Vice President and Chief	2008	127,056	-	-	23,880	-	20,779	12,211	183,926
Lending Officer of the Bank	2007 (2)								
Dabney T.P. Gilliam, Jr.									
Senior Vice President of the Company;	2009	132,205	-	-	-	-	59,049	12,997	204,250
Executive Vice President and Chief	2008	124,544	-	-	23,880	-	12,329	10,155	170,908
Administrative Officer of the Bank	2007 (2)								

_____

(1)   Mr. Traynham joined the Company in April 2009.
(2)   Mr. Dudley and Mr. Gilliam were named executive officers in December 2008.
(3)   Salary totals in 2009 were based on 27 biweekly pay periods instead of a typical 26 period.
(4)   Since the pension plan was converted to a cash balance plan and frozen effective December 31, 2009, the assumptions used to determine present value of accumulated benefit for each participant have been changed so that the present value of accumulated benefit shown as of the end of the year is equal to their opening balance under the cash balance plan. This is the same amount that would have been payable under the prior plan had the participant terminated employment and elected a lump sum payment. There were no benefit increases for any participant attributable to the cash balance plan conversion.

All other compensation includes the use of an automobile with tax gross-ups for commuting expense for the Chief Executive Officer, company contributions to the 401(k) Employee Savings Plan for all named executive officers, and company paid insurance premiums for all named executive officers. It also includes a profit sharing distribution of 1.5% of their earned income in 2009. None of these compensation items individually exceeds $10,000 and, therefore, are not identified separately.

Grants of Plan-Based Awards

The following table reflects stock options granted in 2009 to the only named executive officer receiving equity awards in 2009 and the grant date fair value of the awarded stock options. All of the options were granted on a single date, April 21, 2009. The options vest in three equal amounts, the first having occurred on December 31, 2009 and the remainder to occur on December 31, 2010 and 2011. Please refer to the Summary Compensation Table for a discussion of associated compensation expense.

| | | Option Awards | | |
Name	Grant Date	Number of Shares Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Option Awards ($)
William W. Traynham	4/21/2009	6,000	16.00	27,780

Outstanding Equity Awards at Fiscal Year-End

The following table reflects the outstanding stock option awards as of December 31, 2009 for the named executive officers. All stock options awarded were granted at fair market value at the grant date and had a ten year expiration date. As of December 31, 2009, the Company had not granted any restricted stock awards.

| | Option Awards | | | | |
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Numbers of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date
Charles H. Majors	10,000	-	-	19.9500	03/19/2012
	10,000	-	-	26.2000	12/16/2013
	25,000	-	-	24.5000	12/21/2014
	10,000	10,000	-	17.0000	12/16/2018
William W. Traynham	2,000	4,000	-	16.0000	04/21/2019
Jeffrey V. Haley	3,000	-	-	16.5000	03/20/2011
	1,000	-	-	19.9500	03/19/2012
	3,000	-	-	26.1000	12/17/2012
	5,000	-	-	26.2000	12/16/2013
	5,000	-	-	24.5000	12/21/2014
	3,000	3,000	-	17.0000	12/16/2018
R. Helm Dobbins	4,000	-	-	24.0000	06/17/2013
	5,000	-	-	26.2000	12/16/2013
	5,000	-	-	24.5000	12/21/2014
	3,000	3,000	-	17.0000	12/16/2018
S. Cabell Dudley, Jr.	3,000	3,000	-	17.0000	12/16/2018
Dabney T.P. Gilliam, Jr.	3,000	3,000	-	17.0000	12/16/2018

Option Exercises and Stock Vested

The following table reflects stock options exercised in 2009 by the named executive officers and the value realized on exercise.

| | Option Awards | |
| | Number of Shares Acquired on Exercise (#) | Value Realized on Exercise ($) (1) |
Name		
Charles H. Majors (2)	9,000	21,263
William W. Traynham	-	-
Jeffrey V. Haley (3)	1,079	2,020
R. Helm Dobbins	-	-
S. Cabell Dubley, Jr.	-	-
Dabney T.P. Gilliam, Jr.	-	-

_____

(1)   The value realized on exercise is the difference between the option price and the closing price of the Company's common stock on the date of exercise multiplied by the number of options exercised.

(2)   Mr. Majors exercised options on April 20, 2009 for 9,000 shares originally granted on April 20, 1999 with an exercise price of $13.6875. The common stock's closing price at the date of exercise was $16.05.

(3)   Mr. Haley exercised options on March 4, 2009 for 1,079 shares originally granted on April 20, 1999 with an exercise price of $13.6875. The common stock's closing price at the date of exercise was $15.56.

As of December 31, 2009, the Company had not granted any restricted stock awards.

Pension Benefits

The following table reflects the actuarial present value of the named executive officers' accumulated benefits under the Company's pension plan and the number of years of service credited under the plan as of December 31, 2009.

Name	Plan Name	Number of Years Credited Service (#)	Present Value of Accumulated Benefit ($)
Charles H. Majors	Pension	17	822,766
William W. Traynham (1)	Pension	-	-
Jeffrey V. Haley	Pension	13	180,755
R. Helm Dobbins	Pension	7	131,769
S. Cabell Dudley, Jr.	Pension	4	97,884
Dabney T.P. Gilliam, Jr.	Pension	9	128,646

_____

(1) Mr. Traynham is not eligible for the pension plan.

There were no payments made from the pension plan to any of the named executive officers during 2009.

Nonqualified Deferred Compensation

The Nonqualified Deferred Compensation Table is not presented since the Company does not offer a deferred compensation plan that requires or allows any named executive officer to make annual contributions, nor does it have a fund of monies established for any named executive officer that increases in value due to earnings on that fund.

Director Compensation

During 2009, non-employee directors received a monthly retainer of $1,000 and an attendance fee of $400 for each committee meeting and Bank board meeting attended. The Board of Directors sets the retainer and attendance fee based upon recommendation from the Human Resources and Compensation Committee. The retainer was last changed in 2007 and the attendance fee was last changed in 2000. In making its recommendation, the Committee reviews the director compensation of peer banks. Non-employee directors living outside the Danville area are reimbursed for meeting-related travel and lodging expenses. Non-employee directors were excluded from the Company's retirement plan and, therefore, do not qualify for pension benefits. Directors who are employees of the Company do not receive any director compensation. The following table reflects the director compensation earned or paid during 2009.

Name	Fees Earned or Paid in Cash ($)	Total Compensation in 2009 ($)
Fred A. Blair	18,800	18,800
Frank C. Crist, Jr., D.D.S.	17,600	17,600
Ben J. Davenport, Jr.	18,000	18,000
H. Dan Davis	18,000	18,000
Michael P. Haley	18,000	18,000
Charles S. Harris	16,800	16,800
Lester A. Hudson, Jr., Ph.D.	18,400	18,400
E. Budge Kent, Jr. (1)	21,800	21,800
Fred B. Leggett, Jr.	20,800	20,800
Franklin W. Maddux, M.D.	19,200	19,200
Charles H. Majors	-	-
Martha W. Medley	19,200	19,200
Claude B. Owen, Jr.	22,800	22,800
Total	229,400	229,400

_____

(1) Beginning in November 2008, Mr. Kent has served as a non-employee member of the Bank's Trust Investment Committee. He receives $200 per monthly meeting attended and received a total of $1,800 in 2009.

For the year ending December 31, 2009, there was no form of director compensation other than cash payments, reflected in the above chart.

Beginning in 2006, Mr. Kent has received $25,000 annually under a deferred compensation agreement that was entered into with the Company in June 1997. This deferred compensation agreement entitles him or his designated beneficiary to annual payments of $25,000 for ten years. The payments relate to Mr. Kent's previous service as an employee of the Bank and not as a director of the Company and, accordingly, the amount is not reflected in the above table.

For 2010, directors of the Company are eligible for $1,000 in cash or $1,250 in restricted stock as their monthly retainer. These amounts will be paid on a quarterly basis. Board policy requires the directors to retain ownership of any shares received under this arrangement as long as they are on the Board of Directors. The purpose of the stock for fees payment option is to encourage greater equity ownership in the Company and, thereby, further align the interests of the Board of Directors with the interests of the shareholders at large. The attendance fees remain the same as 2009.

RELATED PARTY TRANSACTIONS

In the ordinary course of its business, the Bank makes loans to, accepts deposits from, and provides other banking services to, certain directors and executive officers of the Company, their associates, and members of their immediate families. Loans are made on substantially the same terms, including interest rates, collateral and repayment terms, as those prevailing at the time for comparable transactions with persons not affiliated with the Bank, and do not involve more than the normal risk of collectibility or present other unfavorable features. Such loans are processed through the Bank's normal credit approval procedures, but ultimate approval authority rests with the Board of Directors of the Bank. Rates paid on deposits and fees charged for other banking services and other terms of these transactions, are also the same as those prevailing at the time for comparable transactions with persons not affiliated with the Bank. The Bank expects to continue to enter into transactions in the ordinary course of business on similar terms with the directors, officers, principal shareholders, their associates, and members of their immediate families. Loans outstanding to such persons at December 31, 2009 and 2008 totaled $18,543,000 and $19,795,000, respectively. None of such loans have been on non-accrual status, 90 days or more past due, or restructured at any time.

From time to time the Company may also enter into other types of business transactions or arrangements for services with the Company's directors, officers, principal shareholders or their associates. These types of transactions or services might include, among others, purchases of equipment or provision of legal services. The Company will only enter into such arrangements if it is determined that the prices or rates offered are comparable to those available to us from unaffiliated third parties. Management approves such transactions on a case by case basis. The Company does not have written policies or procedures with respect to such approvals. As of December 31, 2009, the Company has no such reportable transactions.

REPORT OF THE AUDIT AND COMPLIANCE COMMITTEE

The Audit and Compliance Committee assists the Board of Directors in its oversight of (1) the integrity of the Company's financial statements and its financial reporting and disclosure practices, (2) the appointment, compensation, retention and oversight of the independent accountants engaged to prepare or issue an audit report on the financial statements of the Company, (3) the soundness of the Company's systems of internal controls regarding finance and accounting compliance, (4) the independence and performance of the Company's internal audit staff, and (5) compliance with significant applicable legal, ethical, and regulatory requirements. The Committee strives to provide an open avenue of communication between the Board of Directors, management, the internal auditor, the compliance officer, and the independent accountants.

All of the members of this Committee are considered independent within the meaning of SEC regulations, the listing standards of NASDAQ, and the Company's Corporate Governance Guidelines. Additionally, each member is considered an "independent director," as that term is defined by NASDAQ Marketplace Rule 5605(a)(2).

Mr. Michael P. Haley, a member of the Committee, is qualified as an audit committee financial expert within the meaning of SEC regulations and the Board has determined he has accounting and related financial management expertise within the meaning of the listing standards of NASDAQ.

The Audit and Compliance Committee has reviewed and discussed with management the Company's audited consolidated financial statements as of and for the year ended December 31, 2009. The Committee has discussed with Yount, Hyde and Barbour, P.C., the Company's independent accountants during fiscal year 2009, the matters required to be discussed by Statement of Auditing Standards No. 61, *Communications with Audit Committees*, as amended, by the Auditing Standards Board of the American Institute of Certified Public Accountants. The Committee received from Yount, Hyde and Barbour, P.C. and reviewed the written disclosures and the letter required by Auditing Standards Board Standard No. 1*, Independence Discussions with Audit Committees,* and has discussed with Yount, Hyde and Barbour, P.C. the auditing firm's independence.

Based on these reviews and discussions, the Audit and Compliance Committee recommended to the Board of Directors that the Company's audited consolidated financial statements be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2009, and be filed with the SEC.

The Audit and Compliance Committee pre-approves all audit, audit-related, and tax services on an annual basis, and, in addition, authorizes individual engagements that exceed pre-established thresholds. Any additional engagement that falls below the pre-established thresholds must be reported by management at the Audit and Compliance Committee meeting immediately following the initiation of such an engagement.

A copy of the Audit and Compliance Committee charter is available on the Company's website, www.amnb.com. For access to the charter, select the "American National Bankshares Inc." icon, then select "Governance Documents."

Respectfully submitted,

Fred A. Blair
Michael P. Haley
Franklin W. Maddux, M.D., Chairman

INDEPENDENT PUBLIC ACCOUNTANTS

The Audit and Compliance Committee of the Board of Directors of the Company annually considers the selection of the Company's independent public accountants. On March 11, 2010, the Audit and Compliance Committee selected Yount, Hyde and Barbour, P.C. to serve as the Company's independent public accountants for the fiscal year ending December 31, 2010. Yount, Hyde and Barbour, P.C. has served as the Company's independent public accountants since May 2002.

Representatives of Yount, Hyde and Barbour, P.C. will be present at the Annual Meeting and they will have an opportunity to make a statement if they so desire. The representatives also will be available to respond to appropriate questions.

Fees to Independent Auditors for Fiscal Year 2009 and 2008

Yount, Hyde and Barbour, P.C. audited the financial statements included in the Company's Annual Report on Form 10-K for the year ended December 31, 2009; reviewed the Company's quarterly reports on Form 10-Q; and audited management's assessment of internal control over financial reporting as of December 31, 2009. The following table presents aggregate fees paid or to be paid by the Company and the Bank for professional services rendered by Yount, Hyde and Barbour, P.C. for the years 2009 and 2008.

	2009	**2008**
Audit Fees	$ 132,595	$ 130,850
Audit-related Fees	1,180	-
Tax Fees	8,650	9,000
All Other Fees	-	-
Total	$ 142,425	$ 139,850

Tax fees are for the preparation of the annual consolidated federal and state income tax returns.

PROPOSAL THREE – TO APPROVE AN AMENDMENT TO THE ARTICLES OF INCORPORATION OF THE COMPANY TO INCREASE THE NUMBER OF AUTHORIZED SHARES OF COMMON STOCK FROM 10,000,000 TO 20,000,000 AND TO INCREASE THE NUMBER OF AUTHORIZED SHARES OF PREFERRED STOCK FROM 200,000 TO 2,000,000

On February 16, 2010, the Company's Board of Directors approved an amendment to Article 3, Authorized Stock, of the Articles of Incorporation to increase the number of authorized shares of American National Bankshares Inc. common stock from 10,000,000 to 20,000,000 and to increase the number of authorized shares of American National Bankshares Inc. preferred stock from 200,000 to 2,000,000. Such approval by the Board is subject to the approval of such amendment by the holders of a majority of the outstanding shares of the Company's common stock.

The Board of Directors recommends that the shareholders approve the proposed amendment because it considers such amendment to be in the best long-term and short-term interests of the Company and its shareholders. The proposed increase in the number of authorized shares of common stock and preferred stock will ensure that a sufficient number of shares will be available, if needed, for issuance in connection with any possible future transactions approved by the Board of Directors, including, among others, equity offerings, acquisitions, stock dividends, stock incentive plans, and other corporate purposes. The Board of Directors believes that the availability of the additional shares for such purposes without delay will be beneficial to the Company by providing it with the flexibility to consider and respond to future business opportunities and needs as they arise. The availability of such additional shares will also enable the Company to act promptly when the Board of Directors determines that the issuance of additional shares of common stock or preferred stock is advisable. It is possible that shares of common stock or preferred stock may be issued at a time and under circumstances that may increase or decrease earnings per share and increase or decrease the book value per share of shares currently outstanding.

The Company continually explores strategic alternatives to strengthen the Company's capital position and enhance long-term shareholder value, but does not currently have any agreements, arrangements, commitments or understandings with respect to the issuance of any additional shares of the Company's common stock or preferred stock that would be authorized upon approval of the proposed amendment. However, as described below, the Company has a relatively low number of authorized but unissued shares that are not already reserved for issuance, and if the proposed amendment is not approved, the Company's flexibility to pursue potential future transactions involving common stock or preferred stock may be limited.

Under the Articles of Incorporation, the Company currently has authority to issue 10,000,000 shares of common stock, par value $1 per share, of which 6,123,275 shares were issued and outstanding as of April 2, 2010. Thus, 3,876,725 shares were authorized, but unissued on that date. There are no preemptive rights with respect to the Company's common stock. In addition, there are 441,000 shares reserved for issuance pursuant to stock options outstanding as of April 2, 2010.

Under the Company's Articles of Incorporation, the Company currently has authority to issue 200,000 shares of preferred stock, par value $5 per share, of which no shares are issued or outstanding as of April 2, 2010.

The Board of Directors recommends that you vote "FOR" the proposed amendment to the Company's Articles of Incorporation.

CODE OF CONDUCT

The Board of Directors has adopted a Code of Conduct, which applies to all directors and employees of the Company and the Bank. A portion of the Code of Conduct has special provisions for senior financial officers of the Company and the Bank, which apply to the Company's Principal Executive Officer and Principal Financial Officer, as well as, the Bank's Controller or person performing similar functions for the Company and/or the Bank. The Code of Conduct for senior financial officers meets the requirements of a "code of ethics" as defined by Item 406 of the SEC's Regulation S-K. The Code of Conduct is available on the Company's website, www.amnb.com. Select the "American National Bankshares Investor Relations" icon, and then select "Governance Documents." The Code of Conduct is reviewed and reaffirmed on an annual basis by the Board, executive officers, and all other employees.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Under the federal securities laws, the Company's directors and executive officers are required to report their beneficial ownership of Company common stock and any changes in that ownership to the SEC. Specific dates for such reporting have been established by the SEC, and the Company is required to report in this proxy statement any failure to file by the established dates during 2009. To the Company's knowledge, based solely on a review of the copies of such reports furnished to the Company, insiders of the Company complied with all filing requirements during 2009 except that Mr. E. Budge Kent, Jr., with respect to two transactions, and Mr. William W. Traynham, with respect to one transaction only, filed a Form 4 after its due date.

SEPARATE COPIES FOR BENEFICIAL OWNERS

Pursuant to SEC rules, institutions that hold shares in "street name" for two or more beneficial owners with the same address are permitted to deliver a single proxy statement and annual report to that address. Any such beneficial owner may request a separate copy of the proxy statement or annual report by writing the Company at Investor Relations, P.O. Box 191, Danville, Virginia 24543 or by telephoning 1-434-773-2220.

SHAREHOLDER COMMUNICATIONS AND PROPOSALS

Shareholders interested in communicating directly with the Corporate Governance and Nominating Committee, which is charged with handling all such communication to non-management members of the Board of Directors of the Company, may send correspondence to the Corporate Governance and Nominating Committee, P.O. Box 191, Danville, Virginia 24543.

The Corporate Governance and Nominating Committee has approved a process for handling correspondence received by the Company and addressed to non-management members of the Board. Under the process, the Assistant Secretary of the Company will forward all mail specifically addressed to a member of the Board of Directors. If correspondence is specifically addressed only to a committee, the Assistant Secretary of the Company will forward the mail to the Chairman of said committee. If any mail is received that is addressed only to "Board of Directors," or "Non-Management Member of the Board of Directors," said mail will be forwarded by the Assistant Secretary of the Company to the Chairman of the Corporate Governance and Nominating Committee. Correspondence relating to accounting, internal controls or auditing matters are brought to the attention of the Chairman of the Audit and Compliance Committee.

To be considered for inclusion in the Company's proxy statement relating to the 2011 Annual Meeting, shareholder proposals, including recommendations for director nominees, must be received by the Company at its principal office in Danville, Virginia, no later than December 13, 2010.

In addition to any other applicable requirements, for business to be properly brought before next year's Annual Meeting by a shareholder, even if the proposal is not to be included in the Company's proxy statement, the Company's bylaws provide that the shareholder must give notice in writing to the Secretary of the Company no later than February 13, 2011. As to each such matter, the notice must contain (i) a brief description of the business desired to be brought before the annual meeting and the
reasons for conducting such business at the annual meeting, (ii) the name, record address of, and number of shares beneficially owned by the shareholder proposing such business, and (iii) any material interest of the shareholder in such business.

REFERENCES TO OUR WEBSITE ADDRESS

References to the Company's website address throughout this proxy statement and the accompanying materials are for informational purposes only, or to fulfill specific disclosure requirements of the SEC rules or that of NASDAQ. These references are not intended to, and do not, incorporate the contents of the Company's website by reference into this proxy statement or the accompanying materials.

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE MEETING OF SHAREHOLDERS TO BE HELD ON MAY 18, 2010

A complete set of proxy materials relating to the Company's Annual Meeting is available on the Internet. These materials, consisting of the Notice of Annual Meeting of Shareholders, the proxy statement, including the proxy card, and the Annual Report on Form 10-K for the year ended December 31, 2009, may by viewed on the Company's website at www.amnb.com.

The Company is providing shareholders with a copy of the Company's Annual Report on Form 10-K for the year ended December 31, 2009, including financial statements (but not including exhibits), free of charge, with this proxy statement. Shareholders may obtain copies of exhibits to the Form 10-K by making a written request to William W. Traynham, Chief Financial Officer, American National Bankshares Inc., Post Office Box 191, Danville, Virginia, 24543. The Company will charge $0.20 per page for copies of the exhibits. Shareholder's may also download copies of the Form 10-K and exhibits from the SEC website at http://www.sec.gov.

INCORPORATION BY REFERENCE

The Audit and Compliance Committee Report shall not be deemed to be filed with the SEC, nor deemed incorporated by reference into any of the Company's prior or future filings under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except to the extent the Company specifically incorporate such information by reference.

OTHER BUSINESS

As of the date of this proxy statement, the Board of Directors knows of no other matters to be presented at the Annual Meeting other than those referred to herein. However, if any other matters should properly come before the Annual Meeting, it is the intention of the persons named in the enclosed form of proxy to vote such proxy in accordance with their best judgment on such matters.

By Order of the Board of Directors,



Charles H. Majors
President and
Chief Executive Officer

April 12, 2010

PROXY
This Proxy Is Solicited On Behalf Of The Board Of Directors
American National Bankshares Inc.
628 Main Street
Danville, Virginia 24541
ANNUAL MEETING OF SHAREHOLDERS
May 18, 2010, 9:00 A.M.

The undersigned hereby appoints BEN J. DAVENPORT, JR., H. DAN DAVIS, or CHARLES S. HARRIS, any of whom may act, as my attorney(s), with full power of substitution, to vote all the Common Stock of the Company, standing in my name on its books at the close of business on April 2, 2010, at the Annual Meeting of Shareholders to be held May 18, 2010, or any adjournment thereof, with all the powers the undersigned would possess if personally present, as instructed below.

The Board of Directors recommends a vote FOR all the nominees listed in Proposals 1, 2 and FOR the Amendment in Proposal 3.

1. ELECTION OF DIRECTORS OF CLASS II TO SERVE UNTIL THE 2013 ANNUAL MEETING
_____ FOR all nominees listed   _____WITHHOLD AUTHORITY FROM
below (except as marked   a vote for all nominees
to the contrary below)   listed below

FRED A. BLAIR
FRANK C. CRIST, JR.
CLAUDE B. OWEN, JR.

(INSTRUCTION: TO WITHHOLD AUTHORITY TO VOTE FOR ANY INDIVIDUAL NOMINEE, STRIKE A LINE THROUGH THE NOMINEE'S NAME IN THE ABOVE LIST.)

2. ELECTION OF DIRECTOR OF CLASS III TO SERVE UNTIL THE 2011 ANNUAL MEETING
_____ FOR the nominee listed   _____WITHHOLD AUTHORITY FROM
below   a vote for the nominee
                                                                                   listed below

E. BUDGE KENT, JR.

3. To amend the Company's Articles of Incorporation to increase:
(a) the number of authorized shares of the $1 par value common stock from 10,000,000 to 20,000,000; and
(b) the number of authorized shares of the $5 par value preferred stock from 200,000 to 2,000,000.

_____ FOR   _____ AGAINST   _____ ABSTAIN

4. Any other business which may properly be brought before the meeting or any adjournment thereof.

The Common Stock represented by this Proxy will be voted as specified; however, as to any matter where no choice is specified, the Proxy will be **voted FOR all the nominees listed in Proposals 1, 2 and FOR the Amendment in Proposal 3.**

ALL SHAREHOLDERS LISTED ON THIS PROXY SHOULD SIGN THE BACK OF THIS PAGE.

--------AFTER SIGNING, PLEASE FOLD HERE AND RETURN IN THE ENVELOPE PROVIDED--------

If any other business is presented at said meeting, this Proxy shall be voted in accordance with the recommendations of management. This Proxy may be revoked at any time before it is voted. The undersigned may attend the Annual Meeting, revoke this Proxy and vote in person.

Date:_____,2010

_____

_____

_____
Signature of Shareholder(s)

When signing as attorney, executor, administrator, trustee or guardian, please give full title. If more than one trustee, all should sign. Please sign exactly as name appears on this Proxy.

A complete set of proxy materials relating to the Company's Annual Meeting is available on the Internet. These materials, consisting of the Notice of Annual Meeting of Shareholders, the proxy statement, including the proxy card, and the Annual Report on Form 10-K for the year ended December 31, 2009, may by viewed on the Company's website at www.amnb.com.